CATLIN

File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

15 November 2005

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Holding(s) in Company	11/11/2005
REG-Catlin Group Limited Director/PDMR Shareholding	10/11/2005
REG-Catlin Group Limited Holding(s) in Company	09/11/2005
REG-Catlin Group Limited Share interest disclosure	08/11/2005

Yours faithfully,

Krupali Patel

Catlin Group

82-34802

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REG-Catlin Group Limited Share interest disclosure
Released: 08/11/2005

RNS Number:8269T
Catlin Group Limited
08 November 2005

CATLIN GROUP LIMITED

DISCLOSURE OF SHARE INTEREST

Catlin Group Limited, on 7 November 2005, received notification that clients of Franklin Resources, Inc. and its affiliates, which include Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. are interested in 7,683,223 shares or 4.93%. The registered holders are Bank of New York, London, with 6,671,447 shares or 4.28% and Chase Nominees Ltd, London, with 1,011,776 shares or 0.65%.

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Catlin Group 82 -34808

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REG-Catlin Group Limited Holding(s) in Company
Released: 09/11/2005

RNS Number:8615T
Catlin Group Limited
09 November 2005

Catlin Group Limited

SCHEDULE 10
NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company:

Catlin Group Limited

2. Name of shareholder having a major interest:

FMR Corp, Fidelity International Limited, Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries both being non-beneficial holders

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Shares Held	Management Company	Nominee/Registered Name
1,755,519	FPM	STATE STR BANK AND TR CO LNDON (S)
1,754,656	FPM	NORTHERN TRUST LONDON
1,472,741	FPM	J P MORGAN, BOURNEMOUTH
475,312	FPM	HSBC BANK PLC
408,300	FPM	BANK OF NEW YORK BRUSSELS
335,900	FPM	MELLON BANK
166,100	FPM	BANKERS TRUST LONDON
81,100	FPM	MIDLAND SECURITIES SERVICES
40,511	FPM	BNP PARIBAS FRANKFURT
24,800	FPM	CLYDESDALE BANK PLC
1,378,400	FMRCO	JPMORGAN CHASE BANK
23,946	FMRCO	STATE STREET BANK AND TR CO
5,512,130	FISL	JP MORGAN, BOURNEMOUTH
478,064	FIL	BROWN BROS HARRIMN LTD LUX
280,200	FIL	JP MORGAN, BOURNEMOUTH
89,500	FIL	HSBC BANK PLC
84,400	FIL	BANK OF NEW YORK BRUSSELS
45,900	FIL	BNP PARIBAS, PARIS (C)
32,000	FIL	NORTHERN TRUST LONDON
15,500	FIJ	BROWN BROTHERS HARRIMAN AND CO
473,700	FII	BANK OF NEW YORK EUROPE LDN
176,000	FII	JP MORGAN, BOURNEMOUTH
15,104,679		Grand Total Common Shares

Note: Abbreviations used above are as follows:

"FII"	Fidelity Investments International
"FIJ"	Fidelity Investments Japan
"FIL"	Fidelity International Limited
"FISL"	Fidelity Investment Services Limited
"FMRCO"	Fidelity Management and Research Company

5. Number of shares / amount of stock acquired:

2,597,795

6. Percentage of issued class:

1.67%

7. Number of shares / amount of stock disposed:

N/A

8. Percentage of issued class:

N/A

9. Class of security:

Common shares

10. Date of transaction:

Holdings are as at 7 November 2005. "Shares acquired" is increase since previous disclosure

11. Date company informed:

9 November 2005

12. Total holding following this notification:

15,104,679

13. Total percentage holding of issued class following this notification:

9.69%

14. Any additional information:

15. Name of contact and telephone number for queries:

William Spurgin, 020 7458 5726

16. Name and signature of authorised company official responsible for making this notification:

William Spurgin, Head of Investor Relations

Date of notification: 9 November 2005

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Catlin Group 82-34808

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REG-Catlin Group Limited Director/PDMR Shareholding
Released: 10/11/2005

RNS Number:9333T
Catlin Group Limited
10 November 2005

REG-Catlin Group Limited Director/PDMR Shareholding

Catlin Group Limited

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

On 9 November 2005, Catlin Group Limited received the following notification:

"Pursuant to the obligations imposed on CMBP II (Cayman) Catlin Limited and CMBP II Parallel (Cayman) Catlin Limited (together "Cypress") by DR 3.1.2 and DR 3.1.3 of the Disclosure Rules, Cypress as connected persons with William Spiegel, give notice of the information set out below:

On 3 November 2005, Cypress entered into a contract to sell depositary interests representing the Common Shares listed below at a price of 480 pence per Common Share."

Company	Number	Shares	Name of Company	Date and place of the transaction
CMBP II (Cayman) Catlin Limited	7,588,187	Common Shares of USD 0.01 each	Catlin Group Limited	3 November 2005, London Stock Exchange
CMBP II Parallel (Cayman) Catlin Limited	411,813	Common Shares of USD 0.01 each	Catlin Group Limited	3 November 2005, London Stock Exchange

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Catlin Group 82-34808.

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REG-Catlin Group Limited Holding(s) in Company
Released: 11/11/2005

RNS Number:9986T
Catlin Group Limited
11 November 2005

Catlin Group Limited

NOTIFICATION OF MAJOR INTERESTS IN SHARES

On 10 November 2005, Catlin Group Limited (the "Company") received the following notification:

" Following the settlement of certain arrangements by CMBP II (Cayman) Catlin Ltd ("CMBP II") and CMBP II Parallel (Cayman) Catlin Ltd ("CMBP II Parallel") in relation to their holdings of Common Shares of the Company, as at 10 November 2005:

(1) as holders of warrants to subscribe for Common Shares, CMBP II and CMBP II Parallel were interested for the purposes of Bye-law 54 in 4,186,965.8459 and 227,227.7025 Common Shares respectively, each as comprised in the Relevant Share Capital, as defined in Bye-law 53.1.1, of the Company;

(2) CMBP II and CMBP II Parallel were interested for the purposes of Bye-law 54 in 13,045, 373 and 707,976 Common Shares respectively, each as comprised in the Relevant Share Capital, as defined in Bye-law 53.1.1, of the Company (the "Relevant Shares");

(3) so far as known to CMBP II and CMBP II Parallel, as at the date hereof, the identity of the registered holder of the Relevant Shares and the number of such shares held by such registered holder are as follows:"

Name of registered holder	Number of Relevant Shares
Capita IRG Trustees Nominees Ltd	13,045,373
Capita IRG Trustees Nominees Ltd	707,976

This announcement relates to the same arrangements described in the announcement made on 10 November 2005.

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